February 15, 2008

Mail Stop 4561

Catherine M. Burzik
Chief Executive Officer and President
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

> **Re:** **Kinetic Concepts, Inc.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 001-09913**

Dear Ms. Burzik:

We have reviewed your January 11, 2008 response to our comments of December 5, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets regarding individual performance goals. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc:	Gregory C. Smith (*via facsimile*)
	Skadden, Arps, Slate, Meagher & Flom LLP